FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 17, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] informs on the decisions approvaled on its annual general shareholders’ meeting,  held on May 14, 2010.

RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS OJSC

1. On the first agenda item: “Approval of WBD Foods OJSC Annual Report”.

It was resolved:

1.1. That WBD Foods OJSC Annual Report for 2009 based on the Russian statutory accounting standards was approved.

2. On the second agenda item: “Approval of annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC”.

It was resolved:

2.1. That WBD Foods OJSC annual financial statements for 2009, including the income statement (profit and loss accounts) of WBD Foods OJSC, were approved.

3. On the third agenda item: “WBD Foods OJSC profit (including payment/announcement of dividends) and loss allocation”.

It was resolved that:

3.1. Based on 2009 financial results payment of dividends on WBD Foods OJSC outstanding ordinary registered shares, having determined the size of dividends per one ordinary registered share of RUR 30 (Thirty) 00 kopecks, was announced.

3.2. Dividend payment/announcement terms were defined as follows:

3.2.1. Form of dividend payment: in cash;

3.2.2. Period of dividend payment: the period of dividend payment shall not exceed 60 days after the date of the resolution on dividend payment made by the General Shareholders’ Meeting;

3.2.3. Procedure of dividend payment:

•                  Dividends to legal entities shall be paid in non-cash form (at that the date of dividend payment shall be the date on which a respective amount is debited from the bank account of WBD Foods OJSC or the paying agent (in case of its engagement); dividends to individuals shall be paid, at their request, in cash or non-cash form;

•                  Since WBD Foods OJSC is a tax agent, at the time of paying to the shareholders the yields on ordinary registered shared owned by them, dividends shall be paid to the shareholders net of taxes and other deductions withheld from the shareholders according to the RF legislation.

3.3. The amount of net profit of WBD Foods OJSC as reflected in 2009 statutory financial statements according to the Russian standards and not assigned for dividend payments (Item 3.1. of the resolution) shall remain unallocated.

4. On the fourth agenda item: “Approval of WBD Foods OJSC auditor for 2010”*.

It was resolved that:

4.1. For the purposes of auditing the financial and business activities of WBD Foods OJSC in accordance with legal acts of the Russian Federation Ernst and Young LLC was approved as the Company’s auditor for 2010.

* the explanatory on the question: the auditor is confirmed according to the requirements of the Russian legislation with a view of  the book keeping and the accounting check made under the Russian standards

5. On the fifth agenda item: “Election of the members of WBD Foods OJSC Board of Directors”.

It was resolved that:

5.1. The members of WBD Foods OJSC Board of Directors were elected as follows: Guy de Selliers;
M. V. Dubinin; I. V. Kostikov; Michael A. O’Neill; A.S. Orlov; S. A. Plastinin; G. A. Yushvaev; D. Iakobachvili;
E. G. Yassin; Marcus Rhodes; Jacques Vincent.

6. On the sixth agenda item: “Election of the members of WBD Foods OJSC Audit Committee”.

It was resolved that:

6.1. The members of WBD Foods OJSC Audit Committee were elected as follows: N.B. Volkova, I.A. Vershinina, N.L. Polikarpova, E.A. Peregudova, E.S. Solntseva, N.N. Kolesnikova, T.V. Shavero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Roman Bolotovskiy
Name:	Roman Bolotovskiy
Title:	Attorney
Wimm-Bill-Dann Foods OJSC

Date: May 17 2010